Our Life Foods, Inc

PROFIT AND LOSS
January - November, 2020

	TOTAL
Income	
4000 Sales	
Sales of Product Income	343,552.85
Wholesale & Retail	176,944.26
Total 4000 Sales	**520,497.11**
4100 Discounts	-29,692.12
Discounts	-747.16
Trade Spend	-29,434.09
Total 4100 Discounts	**-59,873.37**
Adobo Note (deleted)	1,476.20
Total Income	**$462,099.94**
Cost of Goods Sold	
5000 Cost of Goods Sold	83,255.91
Cost of labor	522.60
Freight In	25,245.19
Inventory Adjustment	1,138.87
Packaging & Supplies	10,573.16
Total 5000 Cost of Goods Sold	**120,735.73**
Total Cost of Goods Sold	**$120,735.73**
GROSS PROFIT	**$341,364.21**
Expenses	
6000 Logistics & Fulfillment	
3PL	19,809.04
Freight Out	16,239.59
Merchant Fees	328.85
Warehouse/Fulfillment	57,547.78
Total 6000 Logistics & Fulfillment	**93,925.26**
6500 Selling Expenses	
Affiliate	30.62
Broker Fees	4,747.90
Travel - Sales Related	553.17
Total 6500 Selling Expenses	**5,331.69**
7000 Advertising & Marketing	1,175.95
Agency & Creative Services	10,126.25
Printing	357.32
Public Relations	4,500.00
Social Media & Digital Ads	1,999.64
Swag & Promotional Items	1,065.52
Trade Shows	3,026.33

Our Life Foods, Inc

PROFIT AND LOSS
January - November, 2020

	TOTAL
Website	339.21
Total 7000 Advertising & Marketing	**22,590.22**
8000 General & Administrative Expenses	
Bank Service Charges	6,417.81
Dues/Subscriptions	1,560.54
Employee & Payroll Related	
Contractors	9,132.04
Payroll Fees	0.00
Total Employee & Payroll Related	**9,132.04**
Insurance	10,668.47
Meals & Entertainment	685.24
Office Supplies	2,248.67
Postage	52.51
Professional Fees	1,920.90
Accounting & Finance	23,506.00
Legal	64,952.75
Total Professional Fees	**90,379.65**
Rent Expense	756.50
Repairs and Maintenance	225.44
Software	7,806.56
Taxes & Licenses	1,168.48
Travel Expense	5,349.88
Uncategorized Expense	11,531.99
Utilities	1,967.83
Total 8000 General & Administrative Expenses	**149,951.61**
8500 Research & Development	300.00
Total Expenses	**$272,098.78**
NET OPERATING INCOME	**$69,265.43**
Other Expenses	
9000 Other Expense	
Amortization of Loan Fee Exp (deleted)	144.41
Bad Debt	238.10
Interest Expense	56,016.63
Other Income	-103.49
Reconciliation Discrepancies	4,685.51
Total 9000 Other Expense	**60,981.16**
Total Other Expenses	**$60,981.16**
NET OTHER INCOME	**$ -60,981.16**
NET INCOME	**$8,284.27**